

February 22, 2011

Pavel Alpatov
President
Innovative Wireless Technologies, Inc.
306 N. West El Norte Pkwy
Escondido, CA 92026

> **Re:** **Innovative Wireless Technologies, Inc.**
> **Form 10-K/A for Fiscal Year Ended**
> **December 31, 2009**
> **Filed February 8, 2011**
> **Form 10-Q/A for Fiscal Quarter Ended**
> **June 30, 2010**
> **Filed February 8, 2011**
> **File No. 000-53421**

Dear Mr. Alpatov:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2009

Item 9A(T) – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 10

1. Your response to our prior comment two states that your disclosure controls and procedures were not effective at December 31, 2009. However, the disclosure in your amended filing states that your disclosure controls and procedures were effective. Please revise or advise.

Evaluation of Internal Controls over Financial Reporting, page 10

2. It does not appear that you have provided management's report on internal control over financial reporting for the fiscal year ended December 31, 2009. Please revise to provide this report or tell us why it was omitted. Refer to Item 308(T)(a) of Regulation S-K.

Exhibit 32 – Section 906 Certifications

3. We note that the certifications provided under Section 906 of the Sarbanes-Oxley Act of 2002 make reference to your Form 10-K for the fiscal year ended December 31, 2008. Please revise as it appears that reference should be made to the fiscal year ended December 31, 2009.

Form 10-Q/A for Fiscal Quarter Ended June 30, 2010

General

4. We note your response to our prior comment three. However, it does not appear that you addressed our previously issued comment regarding your plan to address the noted deficiencies in your Form 10-Q for the fiscal quarter ended September 30, 2010. Please advise.

Exhibit 31 – Section 302 Certifications

5. It does not appear that each of the certifying individual's titles is provided at the end of the certification. Please confirm that the certifying individual signed this certification in each of the required capacities and that certifications provided with future Exchange Act filings will include the appropriate signatures and titles.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or me at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brian K. Bhandari

Brian K. Bhandari
Accounting Branch Chief